SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For February 20th 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Record Demand for Allianz Subordinated Bond

Allianz AG has successfully placed a Euro bond with a total volume of 1.5 billion euros. This transaction successfully concludes a series of measures to strengthen the capital base.

The bond attracted a great deal of interest among domestic and foreign investors. To meet this demand the volume was increased from the original 1 billion to 1.5 billion euros. The bond has an unlimited maturity and will pay a fixed coupon of 5.5 percent for the first ten years. Allianz has the right to redeem the bond after ten years. If it does not exercise the right, the interest rate will convert to a floating rate with a step-up of 100 basispoints over the initial credit spread.

The bond was issued under the joint management of Dresdner Kleinwort Wasserstein and Merrill Lynch. RASFIN, an Italian subsidiary of Allianz, Credit Agricole and West LB were also involved in the transaction. The issue was announced last spring within the context of the capital increase and it constituted part of a long-term plan for strengthening the capital base of Allianz. The high demand meant that the interest rate was set at the lower end of the price range after a short bookbuilding phase. Overall demand for the bond amounted to nearly six billion euros. Standard & Poor`s has assigned a provisional rating of A- and Moody's of A2.


These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements
    Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets,
    (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and
    (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

    No duty to update
    The company assumes no obligation to update any information contained herein.

    No offer

    This statement does not constitute an offer or invitation to subscribe for or purchase any securities. The securities of Allianz Aktiengesellschaft that will be offered outside the United States as described herein have not been and will not be registered under the United States Securities Laws and may not be offered, sold or delivered within the United States or to U.S. persons absent registration under or an applicable exemption from the registration requirements of the United States Securities Laws.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                ALLIANZ AKTIENGESELLSCHAFT



                                  By:    /s/ Dr. Reinhard Preusche
                                       ---------------------------
                                       Dr. Reinhard Preusche
                                       Group Compliance



                                  By:  /s/ Dr. Giovanni Salerno
                                       ------------------------
                                       Dr. Giovanni Salerno
                                       Group Compliance


Date:    February 20th 2004